FORM 10-C

Securities and Exchange Commission
Washington, D.C. 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(sm), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:    Dollar Tree Stores, Inc.
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:          2555 Ellsmere Avenue
                                                 P.O. Box 2500
                                                 Norfolk, VA  23513
ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE): (757) 857-4600

I.    Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.    Title of security                                 Common Stock
2.    Number of shares outstanding before the change    26,037,225
3.    Number of shares outstanding after the change     39,055,725
4.    Effective date of change                          July 21, 1997
5.    Method of change                                  Stock dividend
      Brief description of transaction
          50% stock dividend having the effect of a 3 for 2 stock split distributed on July 21, 1997, to shareholders of record on July 14, 1997.

II.   Change in Name of Issuer  --  N/A

1.    Name prior to change______________________________________________________
2.    Name after change_________________________________________________________
3.    Effective date of charter amendment changing name_________________________
4.    Date of shareholder approval of change, if required_______________________


July 30, 1997      /s/ H. Ray Compton        Executive Vice President, CFO
________________________________________________________________________________
DATE           OFFICER'S SIGNATURE AND TITLE